UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ADOLOR CORPORATION
(Name Of Subject Company (Issuer))

FRD ACQUISITION CORPORATION
CUBIST PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

229678107
(CUSIP Number of Common Stock)

Tamara L. Joseph
Senior Vice President, General Counsel and Secretary
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421
(781) 860-8660

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Paul M. Kinsella
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$457,392,710.95	$52,417.20

*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated adding (1) the product of (a) $8.75, which is the sum of (i) the closing cash payment of $4.25 per share and (ii) $4.50 per share, which is the maximum amount payable with respect to the contingent payment rights and (b) the number of shares of common stock, par value $0.0001 per share (the "Shares"), of Adolor Corporation ("Adolor") outstanding on a fully-diluted basis as of November 4, 2011, as represented by Adolor in the Agreement and Plan of Merger, dated as of October 24, 2011, among Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and Adolor, consisting of (x) 46,603,391 Shares issued and outstanding, (y) 1,630,542 shares issuable upon the vesting of deferred stock units, and (2) the product of (a) the difference between (x) $8.75 and (y) an exercise price of $1.19 (the lowest exercise price of any outstanding option) and (b) 4,675,370 shares issuable pursuant to outstanding options with an exercise price less than $8.75.

**
The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to a tender offer by FRD Acquisition Corporation, a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the "Shares"), of Adolor Corporation, a Delaware corporation (the "Company"), at a price of $4.25, in cash (the "Closing Amount"), for each outstanding Share, plus one non-transferrable contingent payment right ("CPR"), which represents the contractual right to receive up to $4.50, in cash, if specified regulatory and/or commercial milestones are achieved in agreed upon time periods, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer to Purchase dated November 7, 2011 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of the Offeror and Parent.

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   Adolor Corporation, 700 Pennsylvania Drive, Exton, Pennsylvania 19341, (484) 595-1500.

        (b)   According to the Company, as of November 4, 2011, there were 46,603,391 Shares issued and outstanding (including 37,500 shares of restricted stock), 25,721 Shares issued but not outstanding and up to 7,327,156 Shares issuable upon the vesting and exercise of outstanding options and the vesting of deferred stock units.

        (c)   The Shares are traded on The NASDAQ Global Market under the symbol "ADLR". The information set forth in Section 6 "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a), (b), (c) The information set forth in Section 9 "Information Concerning Cubist and Purchaser" of the Offer to Purchase and Annex I "Directors and Executive Officers of Cubist and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the "Summary Term Sheet," Section 1 "Terms of the Offer," Section 2 "Procedures for Tendering Shares," Section 3 "Withdrawal Rights," Section 4 "Acceptance for Payment and Payment," Section 5 "Material United States Federal Income Tax Consequences," Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," Section 12 "Purpose of the Offer; the Merger Agreement; Plans for Adolor; the Contingent Payment Rights Agreement and CPRs; Confidentiality Agreement; Extraordinary Transactions; Appraisal Rights; Going-Private Transactions" and Section 14 "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a), (b) The information set forth in the "Introduction," Section 9 "Information Concerning Cubist and Purchaser," Section 11 "Contacts and Transactions with Adolor; Background of the Offer," Section 12 "Purpose of the Offer; the Merger Agreement; Plans for Adolor; the Contingent Payment

Rights Agreement and CPRs; Confidentiality Agreement; Extraordinary Transactions; Appraisal Rights; Going-Private Transactions," Section 13 "Dividends and Distributions" and Section 14 "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a), (c)(1)-(7) The information set forth in the "Introduction," Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," Section 12 "Purpose of the Offer; the Merger Agreement; Plans for Adolor; the Contingent Payment Rights Agreement and CPRs; Confidentiality Agreement; Extraordinary Transactions; Appraisal Rights; Going-Private Transactions" and Section 13 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        The information set forth in Section 9 "Information Concerning Cubist and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        The information set forth in Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Offeror, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(5) The information set forth in Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," and Section 15 "Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Purchase, dated November 7, 2011.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated October 24, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals on October 24, 2011).
(a)(5)(B)	Investor Presentation Slideshow, dated October 24, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on October 24, 2011).
(a)(5)(C)	Transcript of October 24, 2011, Investor Presentation (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on October 25, 2011).
(a)(5)(D)	Summary Advertisement published in The Wall Street Journal on November 7, 2011.
(a)(5)(E)	Press Release issued by Cubist Pharmaceuticals, Inc., dated November 7, 2011.
(a)(5)(F)	Complaint filed on October 25, 2011 in the Court of Common Pleas of Chester County, Pennsylvania.
(a)(5)(G)	Complaint filed on October 28, 2011 in the Court of Chancery of the State of Delaware.
(a)(5)(H)	Complaint filed on October 31, 2001 in the Court of Common Pleas of Chester County, Pennsylvania.
(a)(5)(I)	Complaint filed on November 1, 2011 in the Court of Chancery of the State of Delaware.
(a)(5)(J)	Complaint filed on November 4, 2011 in the Court of Chancery of the State of Delaware.
(d)(1)	Agreement and Plan of Merger, dated as of October 24, 2011, by and between Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and Adolor Corporation.
(d)(2)	Tender and Voting Agreement, dated as of October 24, 2011, by and between Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and the executive officers and directors of Adolor Corporation.
(d)(3)	Mutual Confidentiality and Non-Use Agreement, dated as of July 26, 2011, by and between Cubist Pharmaceuticals, Inc. and Adolor Corporation.
(d)(4)
Form of Contingent Payment Rights Agreement, by and between Cubist Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated in this Schedule TO by reference to Annex IV of Exhibit (d)(1) hereto).

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRD ACQUISITION CORPORATION
Dated: November 7, 2011	By:	/s/ TAMARA L. JOSEPH
		Name:	Tamara L. Joseph
		Title:	Secretary
CUBIST PHARMACEUTICALS, INC.
Dated: November 7, 2011	By:	/s/ TAMARA L. JOSEPH
		Name:	Tamara L. Joseph
		Title:	Senior Vice President, General Counsel and Secretary